AMENDMENT #2 TO SECURED PROMISSORY NOTE

This Amendment to the Secured Promissory Note (this “Amendment”) is made as of this 31st day of March, 2017 by and among Quest Solution, Inc., Quest Marketing, Inc., Quest Exchange Ltd., and their subsidiaries and/or affiliates, with principal offices at 860 Conger Street, Eugene, Oregon 97402 (collectively, “Quest”), and ScanSource, Inc., a South Carolina corporation and/or its subsidiaries and affiliates (collectively, “ScanSource”), and, in consideration of the mutual covenants herein contained and benefits to be derived herefrom.

W I T N E S S E T H:

WHEREAS, ScanSource and/or its subsidiaries and affiliates have, from time to time, extended trade and other credit to Quest; and

WHEREAS, Quest and ScanSource have entered into that certain Secured Promissory Note in the original principal amount of Twelve Million Four Hundred Ninety-Two Thousand One Hundred Thirty-Six and 51/100 Dollars ($12,492,136.51) dated as of July 1, 2016 (the “Note”); and

WHEREAS, Bar Code Specialties, Inc. merged with and into Quest Marketing, Inc., with Quest Marketing, Inc. being the surviving entity, and ScanSource consented to such merger on December 27, 2016; and

WHEREAS, ScanSource and Quest desire to amend the Note as described herein;

NOW, THEREFORE, in consideration of the premises contained herein, the parties hereto agree as follows:

1. Definitions. All capitalized terms used herein and not otherwise defined shall have the same meaning herein as in the Note, as applicable.

2. Amendment to Note. The Note is hereby amended as follows:

(a) The opening paragraph of the Note is hereby amended by replacing “March 31, 2017 (the “Maturity Date”)” therein with “September 30, 2017 (the “Maturity Date”).”

(b) Section 1 is hereby amended and restated in its entirety to read as follows:

“1. Principal and Interest Payments

The Principal amount of the Note shall be repaid in Six (6) consecutive monthly installments of principal and accrued interest with any remaining Principal and accrued interest due and payable on the Maturity Date. The first such installment in the principal amount of a minimum of Four Hundred Thousand and 00/100 Dollars ($400,000.00), plus all accrued interest on the Principal through such payment date, shall be due by April 15, 2017, and each remaining installment of Principal and interest shall be paid monthly and due by the fifteenth (15th) day of each succeeding month, in a minimum principal amount of Four Hundred Thousand and 00/100 Dollars ($400,000.00) each, plus all accrued interest on the Principal through such payment date. The remaining Principal balance of this Note and all accrued interest shall be due and payable in full on the Maturity Date. Interest shall be charged at the rate of Twelve percent (12.0%) per annum starting on July 1, 2016; provided, that following the occurrence and during the continuance of an Event of Default (as defined in Section 5 herein), interest on the Principal shall accrue at the Default Rate (as defined in Section 5 herein) and shall be due and payable on demand.”

(c) Each of the following documents entered into after the date of the Note shall be deemed to be “Transaction Documents” for all purposes under the Note and the other Transaction Documents:

(i) any letter of credit issued for the benefit of ScanSource and/or its subsidiaries or affiliates at the request of Thomas Owen Miller, as applicant; (ii) that certain Letter Agreement dated November 30, 2016, by and among ScanSource, Thomas Owen Miller and George Eremia Zicman; (iii) that certain Letter Agreement dated March 31, 2017, by and among ScanSource, Thomas Owen Miller and George Eremia Zicman; (iv) that certain Pledge Agreement, dated on or about the date hereof, by Thomas Owen Miller in favor of ScanSource and/or its subsidiaries or affiliates, and all documents, instruments and agreements entered into in connection therewith; (v) that certain Pledge Agreement, dated on or about the date hereof, by George Eremia Zicman in favor of ScanSource and/or its subsidiaries or affiliates, and all documents, instruments and agreements entered into in connection therewith; (vi) that certain Consent and Limited Release Letter dated as of November 30, 2016; and (vii) that certain Collateral Assignment Agreement dated November 30, 2016 in favor of ScanSource.

(d) Each of Thomas Owen Miller and George Eremia Zicman shall be deemed to be “Obligors” for all purposes under the Note and the other Transaction Documents.

3. Miscellaneous.

(a)     This Amendment may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument.

(b)    This Amendment expresses the entire understanding of the parties with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

(c)     Any determination that any provision of this Amendment or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Amendment.

(d)    Quest warrants and represents that it has consulted with independent legal counsel of its selection in connection with this Amendment and is not relying on any representations or warranties of ScanSource or its counsel in entering into this Amendment.

(e)     As of March 31, 2017, the outstanding principal balance on the Note owing to ScanSource was equal to Seven Million Eight Hundred Nine Thousand Six and 51/100 Dollars ($7,809,006.51), which amount Quest acknowledges and agrees is due and owing without setoff, defense or counterclaim.

(f)     Quest acknowledges and agrees that (i) ScanSource has at all times acted in good faith with respect to the Note and any other matter, (ii) ScanSource has not exercised any control over the business affairs of Quest, and (iii) Quest has no claims against ScanSource, whether for actions taken or not taken. To the extent that Quest may have any such claim, defense, setoff or counterclaim or any other recoupments, Quest releases and forever discharges each of ScanSource and its present and former affiliates and subsidiaries, predecessors in interest, present and former officers, agents, directors, attorneys and employees, and the respective heirs, executors, successors and assigns of all of the foregoing, whether past, present or future (collectively with ScanSource, the “ScanSource Affiliates”) of and from any and all manner of action and actions, cause and causes of action, suits, rights, debts, torts, controversies, damages, judgments, executions, recoupments, claims and demands whatsoever, asserted or unasserted, in law or in equity which, against any ScanSource Affiliate, Quest ever had or now has by reason of any matter, cause, causes or thing whatsoever, including, without limitation, any presently existing claim, recoupment, or defense, whether or not presently suspected, contemplated or anticipated.

THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[Signature Page to Follow]

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be duly executed and delivered by its proper and duly authorized officer as of the date set forth above.

QUEST SOLUTION, INC.

By:	/s/ Thomas Owen Miller
Name:	Thomas Owen Miller
Title:	Chief Executive Officer

QUEST MARKETING, INC.

By:	/s/ Thomas Owen Miller
Name:	Thomas Owen Miller
Title:	Chief Executive Officer

QUEST EXCHANGE LTD.

By:	/s/ Thomas Owen Miller
Name:	Thomas Owen Miller
Title:	Chief Executive Officer

SCANSOURCE, INC.

By:	/s/ Cleveland McBeth, Jr.
Name:	Cleveland McBeth, Jr.
Title:	Vice President, Worldwide Reseller Financial Services